Exhibit 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Any reference to earnings per share within this prospectus, including any forward-looking statements, utilized the following formula to calculate that number.

         Gross Revenue
         - Total Operating Expenses
         - Taxes
         ---------------------------

         Net Revenue (or Net Income)

         Net Revenues/Number of Shares Issued & Outstanding = Earnings Per Share